Enerflex Ltd. announces timing of fourth quarter financial and operational results

NEWS RELEASE

CALGARY, Alberta, January 14, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) plans to release its financial results and operating highlights for the year ended December 31, 2025, on Thursday, February 26, 2026 prior to market open. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 26, 2026 at 8:00 a.m. (MST), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BI52a508f5bca84d6ba0a59d80682b4bdc. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/bjd73ca2/.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. In particular, this news release includes (without limitation) FLI pertaining to the Company’s expectation to release its financial results and operating highlights for the year ended December 31, 2025, on Thursday, February 26, 2026 prior to market open.

The FLI included in this news release is made as of the date of this news release and is based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

About Enerflex

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,400 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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